Filed by Allarity Therapeutics, Inc.

Pursuant to Rule 425 under the Securities Act of 1933,

Subject Company: Allarity Therapeutics A/S.

Registration No.: 333-258968

Dated August 18, 2021

Press Release

Allarity Therapeutics Elaborates on the Contents of the Meeting Agenda for the Extraordinary General Meeting Announced on August 16, 2021

Hørsholm, Denmark (August 18, 2021) – Allarity Therapeutics A/S (“Allarity” or the “Company”) yesterday published a notice to convene an Extraordinary General Meeting on August 31, 2021. The Company hereby further elaborates on the information provided in the notice.

Based on questions received from various shareholders with regard to the agenda item for the Extraordinary General Meeting to authorize the Board of Directors to purchase treasure shares in the market, Allarity hereby announces that this authorization is solely requested as a preparatory step towards the contemplated Recapitalization Share Exchange and a move to a listing on the Nasdaq Stock Market (New York, U.S.) as previously announced on May 21, 2021.

It is currently expected that the Recapitalization Share Exchange and listing in the U.S., if approved by the shareholders at another Extraordinary General Meeting to be held after our registration statement is filed and declared effective by the U.S. Securities and Exchange Commission (“SEC”), will include a share buy-back program as one method for shareholders to exchange shares in Allarity Therapeutics A/S against payment in shares in the U.S. entity to be listed.

Similarly, the agenda item for the Extraordinary General Meeting, intended to authorize the Board of Directors to issue a special dividend (agenda item no. 4), is also solely requested as a preparatory step towards the contemplated Recapitalization Share Exchange and move to a listing on the Nasdaq Stock Market in the U.S. It is currently expected that the Recapitalization Share Exchange and listing in the U.S., if approved by the shareholders at another Extraordinary General Meeting to be held after our registration statement is filed and declared effective by the SEC, may include a special dividend as another method for shareholders who do not voluntarily participate in the share buy-back program to receive their allocated ownership in the U.S. entity to be listed.

THE COMPANY IS NOT SOLICITING YOUR APPROVAL OF THE RECAPITALIZATION SHARE EXCHANGE AT THE EXTRAORDINARY GENERAL MEETING ON AUGUST 31, 2021. YOU WILL RECEIVE ANOTHER NOTICE TO CONVENE AN EXTRAORDINARY GENERAL MEETING TO APPROVE THE CONTEMPLATED RECAPITALIZATION SHARE EXCHANGE AFTER WE FILE OUR REGISTRATION STATEMENT WITH THE SEC AND THE REGISTRATION STATEMENT IS DECLARED EFFECTIVE. AT THAT TIME YOU WILL ALSO RECEIVE AN INFORMATION STATEMENT/PROSPECTUS THAT WILL INCLUDE IMPORTANT INFORMATION ABOUT THE RECAPITALIZATION SHARE EXCHANGE THAT YOU SHOULD CAREFULLY REVIEW BEFORE VOTING TO APPROVE THE RECAPITALIZATION SHARE EXCHANGE AND RELATED TRANSACTIONS.

Allarity Therapeutics | Venlighedsvej 1 | 2970 Hoersholm | Denmark | CVR: 28106351 | www.allarity.com

Both the share buy-back program and special dividend as methods that could be used in completing the Recapitalization Share Exchange were disclosed in the press release of May 21, 2021, that stated: “The Allarity US Inc. common stock issued in exchange for the Company’s net assets will, as soon as practically possible, be distributed to the Company’s shareholders either by i) special dividend, ii) share exchange, or iii) liquidation proceeds, and thereafter the Company will be liquidated and dissolved.”

For further details on the intended transaction, please, refer to the press release of May 21:

https://allarity.com/press-release/allarity-therapeutics-secures-investment-from-3i-fund-for-recapitalization-transition-to-listing-on-u-s-nasdaq-and-advancing-pipeline-of-priority-oncology-therapeutics/

About Allarity Therapeutics

Allarity Therapeutics (Nasdaq First North Growth Market Stockholm: ALLR.ST) develops drugs for personalized treatment of cancer guided by its proprietary drug response predictor technology, the DRP® platform. The Company has a mature portfolio of six drug candidates, including compounds in the pre-registration stage. The product portfolio includes: stenoparib (2X-121), a PARP inhibitor in Phase 2 for ovarian cancer; dovitinib, a pan-TKI in post-Phase 3 for renal cell carcinoma; IXEMPRA® (Ixabepilone), a microtubulin inhibitor approved in the U.S. for the treatment of breast cancer; LiPlaCis®, a liposomal formulation of cisplatin in Phase 2 trials for breast and prostate cancer, currently being developed by Smerud Medical Research International; 2X-111, a liposomal formulation of doxorubicin under manufacturing for Phase 2 in breast cancer, currently being developed by Smerud Medical Research International ; and Irofulven, a DNA damaging agent in Phase 2 for prostate cancer, currently being developed by Lantern Pharma, Inc.

About the Drug Response Predictor – DRP® Companion Diagnostic

Allarity uses its drug specific DRP® to select those patients who, by the genetic signature of their cancer, are found to have a high likelihood of responding to the specific drug. By screening patients before treatment, the response rate can be significantly increased. The DRP® method builds on the comparison of sensitive vs. resistant human cancer cell lines, including genomic information from cell lines combined with clinical tumor biology and prior clinical trial outcomes. DRP® is based on messenger RNA from the patient’s biopsies. DRP® has proven its ability to provide a statistically significant prediction of the clinical outcome from drug treatment in cancer patients in nearly 40 clinical studies that were examined, including an ongoing, prospective Phase 2 trial. The DRP® platform can be used in all cancer types and is patented for more than 70 anti-cancer drugs.

Follow us on social media:

Facebook: https://www.facebook.com/AllarityTx/

LinkedIn: https://www.linkedin.com/company/allaritytx/

Twitter: https://twitter.com/allaritytx

Allarity Therapeutics A/S | Venlighedsvej 1 | 2970 Hoersholm | Denmark | CVR: 28106351 | www.allarity.com

Important Information About the Recapitalization Share Exchange and Where to Find It.

This press release relates to a proposed Recapitalization transaction between Allarity Therapeutics, Inc., a Delaware corporation and a wholly owned subsidiary of Allarity Therapeutics A/S. A full description of the terms and conditions of the Plan of Reorganization and Asset Purchase Agreement constituting the recapitalization will be provided in a registration statement on Form S-4 to be filed with the U.S. Securities and Exchange Commission (SEC) by Allarity Therapeutics, Inc., that will include a prospectus with respect to the securities to be issued in connection with the recapitalization, and information with respect to an extraordinary meeting of Allarity Therapeutics A/S shareholders to vote on the recapitalization and related transactions. Allarity Therapeutics, Inc. and Allarity Therapeutics A/S urges its investors, shareholders and other interested persons to read, when available, the information statement and prospectus as well as other documents filed with the SEC because these documents will contain important information about Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and the recapitalization transaction. After the registration statement is declared effective, the definitive information statement and prospectus to be included in the registration statement will be distributed to shareholders of Allarity Therapeutics A/S, as of a record date to be established for voting on the proposed recapitalization and related transactions. Once available, shareholders will also be able to obtain a copy of the Form S-4 registration statement, including the information statement and prospectus, and other documents filed with the SEC without charge, by directing a request to: Allarity Therapeutics A/S at Venlighedsej 1, 2970 Horsholm, Denmark. The preliminary and definitive information statement and prospectus to be included in the registration statement, once available, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participation in the Solicitation

Allarity Therapeutics, Inc., Allarity Therapeutics A/S, and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies or consents from Allarity Therapeutics A/S shareholders in connection with the proposed transaction. A list of the names of the directors and executive officers of Allarity Therapeutics, Inc. and Allarity Therapeutics A/S and information regarding their interests in the recapitalization transaction will be contained in the information statement and prospectus when available. You may obtain free copies of these documents as described in the preceding paragraph.

Allarity Therapeutics A/S | Venlighedsvej 1 | 2970 Hoersholm | Denmark | CVR: 28106351 | www.allarity.com

Forward-Looking Statements

This document contains certain forward-looking statements within the meaning of the federal securities laws with respect to the proposed transaction between Allarity Therapeutics, Inc. (“Allarity US”) and Allarity Therapeutics A/S (“Allarity A/S”). These forward-looking statements generally are identified by the words “believe,” “project,” “expect,” “anticipate,” “estimate,” “intend,” “strategy,” “future,” “opportunity,” “plan,” “may,” “should,” “will,” “would,” “will be,” “will continue,” “will likely result,” and similar expressions. Forward-looking statements are predictions, projections and other statements about future events that are based on current expectations and assumptions and, as a result, are subject to risks and uncertainties. Many factors could cause actual future events to differ materially from the forward-looking statements in this document, including but not limited to: (i) the risk that the transaction may not be completed in a timely manner or at all, which may adversely affect the price of Allarity A/S’s securities, (ii) the failure to satisfy the conditions to the consummation of the transaction as contemplated in the Plan of Reorganization and Asset Acquisition Agreement (the “Recapitalization Agreement”), by the shareholders of Allarity A/S, the satisfaction of the conditions to the Recapitalization Agreement, including the listing of Allarity US common stock on the Nasdaq Stock Market and the receipt of certain governmental and regulatory approvals, (iii) the inability to complete the 3i Fund investment in connection with the transaction, (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the Recapitalization Agreement, (v) the effect of the announcement or pendency of the transaction on Allarity A/S business relationships, operating results and business generally, (vi) risks that the proposed transaction disrupts current plans and operations of Allarity A/S and potential difficulties in Allarity A/S employee retention as a result of the transaction, (vii) the outcome of any legal proceedings that may be instituted against Allarity A/S or against Allarity US related to the Recapitalization Agreement or the transaction, (viii) the ability to obtain the listing of Allarity US’s securities on a national securities exchange, (ix) the price of Allarity US’s securities may be volatile due to a variety of factors, including changes in the competitive and highly regulated industries in which Allarity US plans to operate or Allarity A/S operates, variations in operating performance across competitors, changes in laws and regulations affecting Allarity US’s or Allarity A/S’s business and changes in the combined capital structure, (x) the ability to implement business plans, forecasts, and other expectations after the completion of the transaction, and identify and realize additional opportunities, and (xi) the risk of downturns and a changing regulatory landscape in Allarity US’s highly competitive industry. The foregoing list of factors is not exhaustive. You should carefully consider the foregoing factors and the other risks and uncertainties described in the “Risk Factors” section of Allarity US’s registration statement on Form S-4 discussed above and other documents filed by Allarity US from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and except as required by law Allarity US and Allarity A/S assume no obligation and do not intend to update or revise these forward-looking statements, whether as a result of new information, future events, or otherwise. Neither Allarity US nor Allarity A/S gives any assurance that either Allarity US or Allarity A/S or the recapitalized company will achieve its expectations.

Any financial projections in this communication are forward-looking statements that are based on assumptions that are inherently subject to significant uncertainties and contingencies, many of which are beyond Allarity US’s and Allarity A/S’s control. While all projections are necessarily speculative, Allarity US and Allarity A/S believe that the preparation of prospective financial information involves increasingly higher levels of uncertainty the further out the projection extends from the date of preparation. The assumptions and estimates underlying the projected results are inherently uncertain and are subject to a wide variety of significant business, economic and competitive risks and uncertainties that could cause actual results to differ materially from those contained in the projections. The inclusion of projections in this communication should not be regarded as an indication that Allarity US and Allarity A/S, or their representatives, considered or consider the projections to be a reliable prediction of future events.

###

Allarity Therapeutics A/S | Venlighedsvej 1 | 2970 Hoersholm | Denmark | CVR: 28106351 | www.allarity.com

Investor Contacts:

InvestorRelations@allarity.com

Media Contact:

Thomas Pedersen

Carrotize PR & Communications

+45 6062 9390

tsp@carrotize.com

Certified Adviser:

Svensk Kapitalmarknadsgranskning AB, Email: ca@skmg.se. Tel: +46 11 32 30 732

The information was submitted for publication on August 18, 2021.

Allarity Therapeutics A/S | Venlighedsvej 1 | 2970 Hoersholm | Denmark | CVR: 28106351 | www.allarity.com